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                            June 16, 2023

       Michael Guthrie
       Chief Financial Officer
       Roblox Corporation
       970 Park Place
       San Mateo, CA 94403

                                                        Re: Roblox Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 10, 2023
                                                            File No. 001-39763

       Dear Michael Guthrie:

              We have reviewed your June 8, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

       Form 10-Q for the Quarterly Period Ended March 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Operating Metrics, page 27

   1. You state in your response to prior comment 2 that MAU information could be inflated by users who have multiple
accounts and are therefore tracked as separate active users, which you believe may cause
confusion for investors. We also note that similar circumstances may exist in the DAU
measure, which you explain on page 3 where you state that DAUs are not a measure of
unique individuals accessing Roblox. Please explain further why you are unable to provide
MAU and DAU/MAU information along with an explanation
                                                        regarding the fact that
a single user may have multiple accounts, similar to what you provide for DAUs.
 Michael Guthrie
Roblox Corporation
June 16, 2023
Page 2

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                         Sincerely,
FirstName LastNameMichael Guthrie
                                                         Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                         Office of Technology
June 16, 2023 Page 2
cc:       Mark Reinstra, General Counsel
FirstName LastName